SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31217; File No. 812-14288]

American Fidelity Assurance Company, et al.; Notice of Application

August 19, 2014

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of application for an order approving the substitution of certain securities pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants: American Fidelity Assurance Company (the "Insurance Company"), American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the "Separate Accounts").

Summary of Application: The Applicants seek an order pursuant to Section 26(c) of the 1940 Act permitting the substitution of securities issued by a registered investment company currently held by the Separate Accounts (the "Substitution"), which securities support the Separate Accounts' variable annuity contracts that are issued by the Insurance Company (the "Contracts").

Filing Date: The application was filed on March 12, 2014, and amended and restated applications were filed on June 27, 2014 and August 19, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 15, 2014, and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090. Applicants: American Fidelity Assurance Company, Attn: Christopher T. Kenney,

2000 N. Classen, Oklahoma City, Oklahoma 73106.

For Further Information Contact: Mark N. Zaruba, Senior Counsel at (202) 551-6878, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Insurance Company is a stock life insurance company incorporated under the laws of

Oklahoma. The Insurance Company is the depositor of the Separate Accounts and the investment

adviser of the Existing Fund (defined below).

2.   Each of the Separate Accounts is a segregated asset account of the Insurance Company,

and each Separate Account is registered with the Commission as a unit investment trust. The

separate accounts are used by the Insurance Company to issue Contracts. Interests under the

Contracts are registered under the Securities Act of 1933. The application sets forth the

registration statement file numbers for the Contracts and the Separate Accounts.

3.   The American Fidelity Dual Strategy Fund, Inc. (the "Existing Fund") is a registered

investment company that is an affiliate of the Applicants because it is advised by the Insurance

Company. The Existing Fund is available exclusively through the purchase of one of the

Contracts from one of the Separate Accounts. The Existing Fund is not an investment option in any other annuity contracts. In addition, the Existing Fund retains four sub-advisors, each with different principal investment strategies.

4.   The Vanguard Variable Insurance Fund Total Stock Market Index Portfolio (the "Replacement Fund") is a member of The Vanguard Group. The Replacement Fund allocates its assets by investing in two separate Vanguard funds – the Vanguard Extended Market Index Fund and the Vanguard Variable Insurance Fund Equity Index Portfolio.

5.   The Insurance Company organized Separate Account A to hold the assets that underlie the AFPrime Growth® Variable Annuity contracts. Separate Account A's Contract is issued as a group contract, and Separate Account A's assets are invested 100% in the Existing Fund, with no other investment options available to the Separate Account A participants. The prospectus for the Contract offered by Separate Account A contains provisions reserving the Insurance Company's right to replace the Existing Fund with a comparable fund if the Existing Fund is not available as an investment option. Because Separate Account A offers only one investment option, the Separate Account A Contract does not permit a contract owner or participant in a group account (each, a "Contract Owner") to transfer the Contract value from one sub-account to another sub-account.

6.   The Insurance Company established Separate Account B to hold the assets that underlie the AFAdvantage® Variable Annuity contracts and established Separate Account C to hold the assets that underlie the AFMaxx® 457(b) Group Variable Annuity contracts. Separate Account B offers individual contracts, and Separate Account C offers group contracts. Separate Accounts B and C are divided into 16 sub-accounts, and each sub-account invests in the securities of a single underlying mutual fund, including the Existing Fund. The Replacement Fund currently is not an investment option in Separate Account B or C. The

prospectuses for the Separate Account B and C Contracts contain provisions reserving the Insurance Company's right to substitute another eligible investment option for any one of the portfolios available under the Contract. Each Separate Account B and C Contract permits the Contract Owner to transfer Contract value from one subaccount to another subaccount available under the Contract at any time, subject to certain restrictions and charges described in the prospectuses for the Contracts, none of which will apply in connection with the Substitution.

7.   The Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the Existing Fund held by the Separate Accounts with shares of the Replacement Fund. Comparisons of the investment objectives, investment strategies, principal risks and prior performance of the Existing Fund and the Replacement Fund are included in the application.

8.   The following table compares the fees and expenses of the Existing Fund and the Replacement Fund, as of December 31, 2013.

	Existing Fund	Replacement Fund
Management Fees	0.50%	0.18%
12b-1 Fees	None	None
Administrative Fees	None	None
Other Expenses	None	None
Total Annual Expenses	0.50%	0.18%
Expense Waivers	None	None
Net Annual Expenses	0.50%	0.18%

9.   The Applicants propose the Substitution as part of a continued and overall business plan by the Insurance Company to make its Contracts more attractive to both existing and prospective Contract Owners. Applicants expect that the Substitution will provide significant benefits to Contract Owners, because the Applicants represent that the Replacement Fund generally has a better performance record and lower total expenses than the Existing Fund.

10.   The Applicants represent that the Substitution is in response to the continuing decline of sales in Separate Account A and the minimal allocations to the Existing Fund in Separate Accounts B and C. The Applicants submit that, without the Substitution, the Insurance Company would be compelled to increase its investment advisory fee in order to cover the escalating costs of managing the Existing Fund's portfolio investments, which would adversely affect the Contract Owners that are invested in the Existing Fund.

11.   The Separate Account B and C Contract Owners will continue to be able to select among a large number of investment options, with a full range of investment objectives, investment strategies and managers. Although Separate Account A offers only one investment option, the Applicants have determined that the objectives and strategies of the Replacement Fund are sufficiently similar to the objectives and strategies of the Existing Fund so that the essential objectives and risk expectations of the Separate Account A Contract Owners that are invested in the Existing Fund will continue to be met after the Substitution. As a result of the Substitution, the number of investment options offered under each of the Contracts will not change.

12.   Contract Owners with Contract value allocated to the Existing Fund will experience lower fund net annual operating expenses after the Substitutions as prior to the Substitutions. The Replacement Fund has a management fee that is less than that of the Existing Fund. The overall expenses of the Replacement Fund are less than those of the Existing Fund. Applicants believe that, because the Replacement Fund will be offered over a substantially larger asset base than the Existing Fund, there is a potential that affected Contract Owners will, over time, continue to realize the benefits of additional economies of scale with respect to the advisory fees. Neither the Replacement Fund nor the Existing Fund has a 12b-1 fee.

13.   The Substitution is designed to provide Contract Owners with the ability to continue their investment in a similar investment option without interruption and at no additional cost to them. In this regard, the Insurance Company has agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract values of the Contract Owners impacted by the Substitution will not change on the date of the Substitution as a result of the Replacement Fund replacing the Existing Fund.

14.   The proposed Substitution will be described in supplements to the Contracts' prospectuses (the "Supplements"), which will be filed with the Commission and delivered to all affected Contract Owners at least 45 days before the date on which the Substitution is to occur (the "Substitution Date").[1] All of the affected Contract Owners will receive the relevant Supplement and the prospectus for the Replacement Fund before the Substitution Date. New purchasers of the Contracts will be provided the relevant Supplement, the relevant Separate Account prospectus and the prospectus for the Replacement Fund in accordance with all applicable legal requirements. Prospective purchasers of the Contracts will be provided the relevant Supplement and the relevant Separate Account prospectus.

15.   The Separate Account A Supplement will (a) notify the Separate Account A Contract Owners that the Insurance Company has requested and received an order from the Commission authorizing it to engage in the Substitution, (b) indicate the Insurance Company's intent to implement the Substitution, (c) state the anticipated Substitution Date, (d) advise the Contract Owners that all Contract values in the Existing Fund will be transferred to the Replacement

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[1] The Applicants are targeting November 28, 2014 as the Substitution Date.

Fund on the Substitution Date, and (e) advise Contract Owners that the Substitution will take place at relative net asset value.

16.   The Separate Account B and C Supplements will advise Separate Account B and C Contract Owners that, from the date of the Supplements until the Substitution Date, Contract Owners are permitted to transfer their Contract values out of the Existing Fund sub-account to any other sub-account(s) offered under the Contract or to a certain fixed investment option that is part of the Insurance Company's general account without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract. The Separate Account B and C Supplements also will (a) instruct Contract Owners how to submit transfer requests in light of the proposed Substitution, (b) advise Contract Owners that any Contract value remaining in the Existing Fund subaccount on the Substitution Date will be transferred to the Replacement Fund sub-account, (c) advise Contract Owners that the Substitution will take place at relative net asset value, (d) inform Contract Owners that for at least 30 days following the Substitution Date, the Insurance Company will permit Contract Owners to make transfers of Contract value out of the Replacement Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract, and (e) inform Contract Owners that, except in connection with market timing/short-term trading, the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Fund for at least 30 days after the Substitution Date.

17.   In addition to the Supplements distributed to Contract Owners, within five business days after the Substitution Date, Contract Owners whose assets are allocated to the Replacement

Fund as part of the Substitution will be sent a written notice (the "Confirmation") informing them that the Substitution was completed. With regard to the Separate Account B and C Contract Owners whose assets are allocated to the Replacement Fund as part of the Substitution, a notice accompanying the Confirmation also will reiterate the information set forth in the Supplement to the effect that (a) for at least 30 days after the Substitution Date, Contract Owners may make free transfers out of the Replacement Fund to one or more other investment options, and (b) inform Contract Owners that, except in connection with market timing/short-term trading, the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Fund for at least 30 days after the Substitution Date.

18.   Applicants will effect the Substitution after the issuance of the requested order. As of the Substitution Date, shares of the Existing Fund will be redeemed for cash. The Insurance Company, on behalf of the Separate Accounts, will simultaneously place a redemption request with the Existing Fund and a purchase order with the Replacement Fund so that the purchase of the Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, the Contract values will remain fully invested at all times. The proceeds of the redemption will be used to purchase the appropriate number of shares of the Replacement Fund.

19.   The Substitution will take place at relative net asset value, with no change in the amount of any affected Contract Owner's account value or death benefit, or in the dollar value of his or her investment in the applicable Separate Account. No brokerage commissions, fees or other remuneration will be paid by either the Existing Fund or the Replacement Fund or by affected Contract Owners in connection with the Substitution. The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and

administration and distribution fees charged by the Separate Accounts. Additionally, the Substitution will result in decreased net expense ratios. All expenses incurred in connection with the proposed Substitutions, including any brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Company. In addition, the Substitutions will not result in adverse tax consequences to Contract Owners and will not alter any tax benefits associated with the Contracts.

Legal Analysis:

1.   The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution. Section 26(c) of the 1940 Act makes it unlawful for the depositor of a registered unit investment trust that invests in the securities of a single issuer to substitute another security for such security without Commission approval. Section 26(c) further states that the Commission shall issue an order approving such a substitution "if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

2.   As discussed above, the Applicants have reserved the right under the each of the Separate Account's Contracts to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts. The Contract prospectuses disclose this right.

3.   The Replacement Fund and the Existing Fund have sufficiently similar investment objectives and policies to make the Replacement Fund an appropriate candidate as a substitute. The Insurance Company considered the performance history of the Existing Fund and the Replacement Fund and determined that no contract holder would be materially adversely affected as a result of the Substitution.

4.   The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged by the Separate Accounts. Additionally, the Substitution will result in decreased net expense ratios. After the Substitution, neither the Insurance Company nor any of its affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from Rule 12b-1 fees or revenue sharing from the Replacement Fund. Thus, the Substitution protects the Contract Owners who are invested in the Existing Fund by providing a replacement fund that (a) is similar to the Existing Fund, and (b) reduces net operating expense.

5.   Because Separate Account A offers only one investment option, the Separate Account A Contract Owners do not have the discretion to re-allocate their Contract values to another investment option if they do not wish to invest in the Replacement Fund. Instead, if the Separate Account A Contract Owners were dissatisfied with the Substitution, the only relief available would be to redeem their interests in Separate Account A and reinvest the proceeds in another unit investment trust or in an open-end company, in which case the Contract Owners could be subject to a new sales load. Accordingly, with regard to Separate Account A, the proposed Substitution is the type of substitution that Congress envisioned when it amended Section 26(c) to require SEC approval of the substitution of one security for another security by the depositor of a registered unit investment trust holding securities of a single issuer. However, although Separate Account A offers only one investment option, the Applicants have determined that the objectives and strategies of the Replacement Fund are sufficiently similar to the objectives and strategies of the Existing Fund that the essential objectives and risk expectations of the Separate Account A Contract Owners will continue to be met after the Substitution.

6.   With regard to Separate Accounts B and C, the proposed Substitution is not of the type

that Section 26 was designed to prevent. The Separate Account B and C Contracts provide

Contract Owners with investment discretion to allocate and reallocate their Contract values

among the available sub-accounts that invest in the underlying mutual fund investment options.

This flexibility provides Separate Account B and C Contract Owners with the ability to

reallocate their assets at any time – either before the Substitution Date or after the Substitution

Date – if they do not wish to invest in the Replacement Fund. The likelihood of being invested

in an undesired underlying mutual fund is minimized, with the discretion remaining with the

Contract Owners, and the Separate Account B and C Contract Owners will continue to be able

to select among a large number of investment options, with a full range of investment

objectives, investment strategies and managers. As a result of the Substitution, the number of

investment options offered under the Separate Account B and C Contracts will not change. The

Substitution, therefore, will not result in the type of costly forced redemption that Section 26(c)

was designed to prevent.

7.   With regard to all three of the Separate Accounts, the proposed Substitution is unlike the

type of substitution that Section 26(c) was designed to prevent in that by purchasing the

Contracts, Contract Owners select much more than a particular investment company in which to

invest their Contract values. They also select the specific type of coverage offered by the

Insurance Company under the Contracts, as well as numerous other rights and privileges set

forth in the Contracts. The Substitution has no impact on these aspects of the Contracts.

<u>Conclusion</u>:

For the reasons set forth in the application, the Applicants submit that the proposed Substitutions and related transactions meet the standards of Section 26(c) of the 1940 Act and that the requested orders should be granted.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary